Filed by Galaxy Digital Holdings Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 132-02843)

The following are portions of an edited transcript of the Galaxy Digital Holdings Ltd. presentation made by Michael Novogratz, Founder, Chief Executive Officer and Chairman of Galaxy Digital Holdings Ltd., at the Morgan Stanley US Financials, Payments & Commercial Real Estate Conference (Virtual) held on June 14, 2021:

Michael Novogratz: . . . . And so now, like I said, we'll be 400 people when we close this deal. We have a $2 billion-plus balance sheet. We have a really vibrant credit business, a vibrant derivative business. We will inherit a really vibrant custody business, a growing asset management business, a growing investment banking business and a really cool mining business. And so I couldn't be more bullish on the space. In lots of ways, our stock, and I set it up this way, first in Canada, and we trade publicly in Canada, which is you learn how great the American capital markets are versus anything. Like the day we merged with BitGo, which was the largest merger in crypto history, right? It's $1.2 billion merger or acquisition more so than a merger. Merger sounds nice to the guys you're acquiring. The volume we traded was 1/10 the volume of a company called Marathon, which is half our market cap, no complexity as a mining company.

And so we are planning on moving to the Nasdaq in the second half of the year. But we wanted to give investors kind of a one-stop shop to say, hey, you'll get the growth of the businesses, you'll get the growth of the balance sheet. We're the only public company where you can get exposure to venture investments, which have been some of the best-performing parts of the balance sheet.

. . . .

We're not a finance company. We're not a tech company. We're an ecosystem company. I bought BitGo because they have 60 blockchain engineers that can build on the blockchain, not just because they had custody. And so the companies that succeed in this new space are going to be these hybrids. But part of this is literally learning to build on a blockchain.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed reorganization and combination, Galaxy will file a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”). GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION STATEMENT/PROSPECTUS, RESPECTIVELY, WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Copies of the management circular/prospectus and an information statement/prospectus can also be obtained, when available, without charge, from Galaxy’s website at https://investor.galaxydigital.io/.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and "forward-looking information" under Canadian securities laws (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending acquisition, domestication and the related transactions (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: our ability to complete the transactions; our expectations around the performance of our and the target’s business; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the transactions; or our financial performance following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupts current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties to be indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.